Exhibit 99.17

CONSENT OF SRK CONSULTING (SOUTH AFRICA) (PTY) LTD

The undersigned hereby consents to the use of the undersigned’s name in connection with the following, which are being filed as exhibits to and incorporated by reference into the annual report on Form 40-F of Banro Corporation (the “Company”) being filed with the United States Securities and Exchange Commission:

1. The management’s discussion and analysis of the Company for the year ended December 31, 2010, which included reference to the undersigned in connection with the mineral reserve estimates for the Twangiza Phase 1 Gold Project.

Date: March 29, 2011		SRK CONSULTING
(SOUTH AFRICA) (PTY) LTD

	By:	/s/ M. Wertz
	Name: Title:	Name: M Wertz Partner and Principal Mining Engineer